                               EXHIBIT (a)(5)(ii)

                                  Press Release

                       ESCALADE ANNOUNCES TENDER OFFER FOR
                           SHARES OF ITS COMMON STOCK

     Evansville, IN, February 24, 2000, -- Escalade, Incorporated, a diversified company engaged in the manufacture and sale of sporting goods and office and graphic arts products, announced today that it will commence a Dutch Auction tender offer to purchase for cash up to 700,000 shares, or approximately 24% of its issued and outstanding Common Stock. The tender offer begins February 24, 2000 and will expire, unless extended, at 5:00 p.m. (Eastern time) on Friday, March 24, 2000.

     Terms of the Dutch Auction tender offer, which are described more fully in the Offer to Purchase and Letter of Transmittal, pursuant to which the offer is being made, include a purchase price not less than $14.50 nor more than $18.00 per share, net to the seller in cash, without interest thereon. Escalade has retained NatCity Investments, Inc. to act as its dealer manager for the tender offer. Bank One, Indianapolis, N.A. has agreed to finance the repurchase of up to 700,000 shares under the tender offer, and additional open market purchases, in an aggregate amount not to exceed $13,500,000.

     In a Dutch Auction, Escalade sets a price range, and holders have an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer, Escalade will determine a single per share price to be paid for each share purchased, taking into consideration the number of shares tendered and the prices specified by tendering stockholders. If the tender offer is oversubscribed, only shares validly tendered at or below the purchase price determined by Escalade will be eligible for proration. Escalade reserves the right to purchase more than 700,000 shares pursuant to the tender offer, but does not currently plan to do so. The tender offer is not conditioned on any minimum number of shares being tendered.

     On February 23, 2000, the last full NASDAQ National Market trading day prior to the announcement of the tender offer, the closing price of the Common stock was $14.00 per share. As of February 23, 2000, the Company had issued and outstanding 2,918,178 shares of Common stock. The Offer to Purchase, Letter of Transmittal and related documents will be mailed to stockholders of record of its Common stock and will also be made available for distribution to beneficial owners of Common stock.

     Chairman of the Board Robert E. Griffin commented on the offer saying, "We believe this is a good investment for the Company that will enhance stockholder value. For the past three years, Escalade's Board of Directors has been striving to take steps to enhance stockholder value and liquidity. During 1999, to enhance the strategic value of Escalade's sporting goods business, two acquisitions were completed. Additional strategic acquisitions continue to be evaluated. Despite these efforts and continued Company profitability, Escalade's Directors believe stockholder value is not reflected in the price and trading liquidity of the Company's shares. The Directors feel a Dutch Auction tender offer is appropriate to provide each stockholder with the opportunity for current liquidity and the choice to sell shares at a price stockholders deem appropriate.